The Gabelli Utilities Fund

One Corporate Center

Rye, New York 10580-1422

December 16, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	The Gabelli Utilities Fund (File No. 812-14588)

Withdrawal of Request for Relief Pursuant to

Rule 19b-1(e)

Ladies and Gentlemen:

The Gabelli Utilities Fund (the “Fund”) filed a request with the Securities and Exchange Commission (“SEC”) on December 11, 2015 (the “Request”) for relief pursuant to Rule 19b-1(e) under the Investment Company Act of 1940 (the “1940 Act”) to permit the Fund to make additional capital gains distributions in excess of the limits prescribed in Section 19 of the 1940 Act and Rule 19b-1 thereunder.

Further to the telephone conversation of December 15, 2015 between representatives of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Fund, and members of the staff of the Division of Investment Management of the SEC, the Fund hereby requests that the Request be withdrawn.

***

All actions necessary to authorize the execution and filing of this request under the agreement and declaration of trust and bylaws of the Fund have been taken, and the person signing and filing this request is authorized to do so on behalf of the Fund.

The verification required by Rule 0-2 is attached hereto as Appendix A.

U.S. Securities and Exchange Commission

December 16, 2015

If you have any questions regarding this request, please do not hesitate to contact Richard T. Prins, Esq. at Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York 10036, telephone number (212) 735-2790, or Kenneth E. Burdon, Esq. at Skadden, Arps, Slate, Meagher & Flom LLP, 500 Boylston Street, Boston, Massachusetts 02116, telephone number (617) 573-4836, each counsel to the Fund.

Respectfully Submitted,

THE GABELLI UTILITIES FUND

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President

U.S. Securities and Exchange Commission

December 16, 2015

Appendix A

Verification

The undersigned states that he or she has duly executed the attached request pursuant to Rule 19b-1(e) under the Investment Company Act of 1940 dated December 16, 2015 for and on behalf of The Gabelli Utilities Fund, a Delaware statutory trust; that he or she is President of such trust; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President